UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

3 Orchard Place

London SW1H 0BF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

On 27 September 2024, the Board of Directors (the “Board”) of Arqit Quantum Inc. (“Arqit”) announced that Arqit has appointed Andy Leaver as chief executive officer and a member of the Board, with David Williams resigning from his role as CEO and as a member of the Board.

Mr. Leaver is an Operating Partner at Notion Capital Managers LLP (“Notion”), which is a shareholder of Arqit, and will initially be engaged as a secondee to Arqit from Notion through an agreement between Arqit and Notion Platform Ltd., an affiliate of Notion, pursuant to which Notion will invoice a day rate for Mr Leaver’s cash compensation. Mr. Leaver will also be granted Arqit restricted share units and options. He will act at the direction of the Board, independently from Notion.

In connection with the announcement, Arqit issued a press release, which is included as Exhibit 99.1 to this Report on Form 6-K.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-262215 and 333-275960) and Form F-3 (File No. 333-268786 and File No. 333-259982).

Exhibit List

Exhibit No.	Description
99.1	Press Release of Arqit Quantum Inc., dated September 27, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ Nick Pointon
Name:	Nick Pointon
Title:	Chief Financial Officer

Date: September 27, 2024